UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           CROCKER REALTY TRUST, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   226826 10 5
                                 (CUSIP Number)


                                            With A Copy To:
 HIGHWOODS PROPERTIES, INC.                 SMITH HELMS MULLISS & MOORE, L.L.P.
 3100 Smoketree Court, Suite 600            2800 Two Hannover Square
 Raleigh, North Carolina 27604              Raleigh, North Carolina 27601
 Attention: Ronald P. Gibson                Attention: Brad S. Markoff
 Tel: (919) 872-4924                        Tel: (919) 755-8731
 Fax: (919) 876-2448                        Fax: (919) 755-8800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 20, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 14 Pages
                           Exhibit Index on Page _6_

                                  SCHEDULE 13D
CUSIP No. 431284 10 8

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Highwoods Properties, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         AF
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                       [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland

                               7     SOLE VOTING POWER
                                     100

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                               8     SHARED VOTING POWER
                                     None

                               9     SOLE DISPOSITIVE POWER
                                     100


                               10    SHARED DISPOSITIVE POWER
                                     None

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         100

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%

  14     TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 431284 10 8


Item 3.           Source and Amount of Funds or Other Consideration.

                  Highwoods and Cedar entered into a Stock Purchase Agreement, dated as of April 29, 1996, with AP CRTI Holdings, L.P., AEW Partners, L.P., Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko (the "Sellers") to purchase all of the Seller's shares of Common Stock of Crocker (the "Shares"). On September 6, 1996, the Company closed the acquisition of the Shares. The purchase price was $249.1 million ($11.05243 per Share) and included, as contemplated by the Stock Purchase Agreement, the $1.1 million purchase of 1,056,000 options to purchase shares of Crocker owned by the Sellers. Most of the purchase price ($189 million) was funded through a loan from the OP. The OP funded the loan using a portion of the proceeds raised by the Company in its recent 11.5 million share public offering, the net proceeds of which were contributed by the Company to the OP in exchange for limited partnership interests therein ("Units"). The remaining $60 million of the purchase price was funded from a draw from the Company's $140 million credit facility.

                  Highwoods and Cedar also entered into an Agreement and Plan of Merger with Crocker, dated as of April 29, 1996 (the "Merger Agreement"). The agreement provided that Cedar would be merged into Crocker, with Crocker as the surviving entity (the "Merger"). On September 20, 1996, the effective time of the Merger, each share of Crocker Common Stock held by Cedar or Highwoods (including the Shares) was canceled, each share of common stock of Cedar became a share of Common Stock of Crocker, and all other shares of Common Stock of Crocker were converted into and represented a right to receive $11.05243 per share.


                  The cost of acquiring the remaining shares of Crocker in the Merger was $73.7 million. Highwoods funded the cost of the Merger through a draw on its $140 million credit facility with NationsBank, First Union National Bank of North Carolina and Wachovia Bank of North Carolina.

Item 4.           Purpose of Transaction.

                  Highwoods and Cedar entered into the Stock Purchase Agreement and purchased the Shares as part of their plan to effect the acquisition of Crocker by Highwoods.

                  On September 20, 1996, a special meeting of the shareholders of Crocker was held to vote on the proposed Merger. The Sellers, who were the holders of record on the record date of the meeting, were contractually obligated under the Stock Purchase Agreement to vote for the Merger. Upon consummation of the Merger, which occurred at 11:59 p.m. on September 20, 1996, Highwoods became the sole shareholder of Crocker. On September 26, 1996, Highwoods caused the merger of Crocker into Highwoods and then distributed substantially all of the assets and liabilities of Crocker to the OP in exchange for Units.

                  Following the Merger, the Common Stock of Crocker and the warrants to purchase shares of Common Stock of Crocker were delisted from the American Stock Exchange and became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.           Interest in Securities of the Issuer.

                  As of the effective time of the Merger, the Reporting Person owned 100 shares of common stock of Crocker, representing 100% of the outstanding shares. On September 26, 1996, all of such shares were cancelled in the merger of Crocker into the Reporting Person.

                  Except as described herein, the Reporting Person has engaged in any transaction involving any securities issued by Crocker within the 60-day period immediately preceding the date of this Schedule 13D/A.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Reporting Person entered into an Exchange Agent Agreement, dated September 17, 1996, with Continental Stock Transfer & Trust Company ("Con-tinental"). The agreement appoints Continental as exchange agent with respect to the payment in cash of the $11.05243 per share to the record holders of the shares of common stock of Crocker immediately before the Effective Time.

Item 7.           Exhibits.

A.
                  Exchange Act Agreement between Highwoods Properties, Inc. and Continental Stock Transfer & Trust Company, dated September 17, 1996.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATE:    October 1, 1996










                                          HIGHWOODS PROPERTIES, INC.


                                          By:      /s/ RONALD P. GIBSON
                                                   Ronald P. Gibson, President

                                  Exhibit Index


Exhibit                             Item

A.                Exchange Act Agreement between Highwoods Properties, Inc.
                  and Continental Stock Transfer & Trust Company, dated September 17, 1996.

                               September 17, 1996




Continental Stock Transfer & Trust Company
2 Broadway
New York, New York  10004
Attention:  Steven G. Nelson

                          Re: Exchange Agent Agreement

Ladies and Gentlemen:

                  Pursuant to an Agreement and Plan of Merger dated as of April 29, 1996 (the "Merger Agreement") by and among Highwoods Properties, Inc., a Maryland corporation ("Highwoods" or "us"), Cedar Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Highwoods ("Sub"), and Crocker Realty Trust, Inc., a Maryland corporation ("Crocker"), Sub shall be merged with and into Crocker (the "Merger"), and the separate existence of Sub shall thereupon cease. Crocker shall continue as the surviving corporation of the Merger under the laws of the State of Maryland. Unless otherwise defined herein, capitalized terms used herein shall have the meanings given to such terms in the Merger Agreement.

                  Upon the effectiveness of the Merger (the "Effective Time") as determined in accordance with Section 1.3 of the Merger Agreement: (i) all shares of common stock, $0.01 par value, of Crocker (the "Common Stock") which are held by Highwoods, Crocker or any wholly-owned subsidiary of Highwoods (including Sub) or Crocker shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; (ii) each other issued and outstanding share of Common Stock which is not owned by the aforementioned entities (each, a "Share") shall be converted into and represent the right to receive $11.05243 in cash payable by Highwoods as provided in paragraph 3 hereof (the "Merger Consideration"); and (iii) each share of common stock of Sub shall be converted into and become one share of common stock of the Surviving Corporation. As of the date of this Exchange Agent Agreement, there are approximately 29,108,007 issued and outstanding Shares which shall be converted as described in clause (ii) above.

Continental Stock Transfer & Trust Company
Attention:  Steven G. Nelson
September 17, 1996
Page 2


                   Subject to the provisions of this Exchange Agent Agreement and in accordance with Section 2.5 of the Merger Agreement, Highwoods hereby appoints you and you hereby agree to act as, exchange agent (the "Exchange Agent" or "you") with respect to the payment in cash of the Merger Consideration to Record Holders (as defined below). In such capacity, Highwoods hereby authorizes you, following notification from Highwoods that the Merger has occurred and in accordance with the instructions set forth herein, to act as agent for Highwoods for the purposes of: (i) receiving from Highwoods the cash to be paid in exchange for the Shares; and (ii) paying to the Record Holders amounts due upon delivery of certificates representing the Shares (each, a "Share Certificate") and transmittal letters in accordance with the instructions set forth herein and the Letter of Transmittal, a copy of which is attached hereto as Exhibit A. Your duties as Exchange Agent are as set forth in this Exchange Agent Agreement, and will be governed by this Exchange Agent Agreement, and to the extent applicable, the Merger Agreement, a copy of which is attached hereto as Exhibit B.

                  Also included herewith are a sufficient supply of copies of:
(i) a letter from Crocker, to all Record Holders; and (ii) the letter of transmittal ((the "Letter of Transmittal"); together known as the "Transmittal Documents") to be mailed to each Record Holder advising such Record Holder of the effectiveness of the Merger and the procedure for surrendering to you Share Certificates for exchange and conversion into the Merger Consideration and addressing such other matters as are required by the Merger Agreement. These two items are to be mailed by you, together with a return envelope, in accordance with the instructions contained herein.

                  1. At the Effective Time, Highwoods shall make available to you in immediately available funds the aggregate amount of cash to which all Record Holders shall be entitled pursuant to Section 2.4(b) of the Merger Agreement (the "Merger Fund"). You are hereby instructed that the Merger Fund is to be applied by you in the manner described in this Exchange Agent Agreement.

                  2. Following notification from Highwoods that the Merger has occurred and as soon as practicable after receipt by you of a list (the "Stop Transfer List"), as of the Effective Time, of lost,

Continental Stock Transfer & Trust Company
Attention:  Steven G. Nelson
September 17, 1996
Page 3


stolen, destroyed or otherwise invalid Share Certificates, you will mail by first class mail a set of the Transmittal Documents, together with a return envelope addressed to you, to each of the record holders of the Shares (the "Record Holders").

                   3. Following notification from Highwoods that the Merger has occurred and until the close of business on the date which is the second anniversary of the Effective Time (or if such date is not a business day, on the next succeeding business day), you are authorized and directed to accept Share Certificates surrendered to you for exchange for the Merger Consideration, and upon receipt of any Share Certificate, together with: (i) the duly executed Letter of Transmittal properly completed as required by the instructions contained therein; and (ii) any and all other items required by the Letter of Transmittal, to issue and promptly deliver to the Record Holder or such Record Holder's transferee, or in accordance with the instructions of such Record Holder or transferee, a check issued by you in an amount equal to the product of the Merger Consideration multiplied by the applicable number of Shares so surrendered, less any amount required to be withheld under applicable law; provided, however, that prior to issuing any such check you must verify, by examining the Stop Transfer List, that no stop transfer order has been issued against the Shares represented by the Share Certificates so surrendered and, in the event such Share Certificates are listed on the Stop Transfer List, to contact Highwoods for further instructions prior to issuing such check. The amount of such check shall be rounded up to the nearest cent. Any Share Certificates so surrendered and for which payment has been made shall be promptly cancelled in accordance with your normal procedures.

                  4. If the Merger Consideration is to be paid to a person other than the person in whose name the Share Certificate to be exchanged therefor are registered, the Share Certificates so surrendered must be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer and such transfer must otherwise be proper. The person requesting such transfer must first pay to you any transfer or other taxes payable by reason of such transfer or establish to your satisfaction that such taxes have been paid or are not required to be paid.

Continental Stock Transfer & Trust Company
Attention:  Steven G. Nelson
September 17, 1996
Page 4

                  5. If any Record Holder shall report that his, her or its failure to surrender any Share Certificate or Certificates registered in his, her or its name is due to the loss, misplacement or destruction of such Share Certificate or Certificates, you shall require such Record Holder to furnish an affidavit of loss or a Bond of Indemnity Agreement in a form satisfactory to you and us before delivering the Merger Consideration to such Record Holder or his, her or its transferee.

                   6. From time to time, you shall invest all cash available in the Merger Fund in such investments as Highwoods shall direct. Such investments may include, but are not limited to: (i) direct obligations of the United States of America or obligations for which the full faith and credit of the United States is pledged to provide for the payment of principal and interest; (ii) commercial paper obligations having received the rating of P-1 or higher from Moody's Investors Service, Inc. or the rating of A-1 or higher from Standard & Poor's Corporation; (iii) certificates of deposit or like instruments of commercial banks with a combined capital and surplus in excess of $500 million; or (iv) repurchase agreements with any bank or financial institution having a combined capital and surplus in excess of $500 million, fully collateralized by any of the foregoing obligations or securities referred to in clause (i) or (ii) above (collectively, "Permitted Investments"). Any net profit resulting from, or interest or income produced by, Permitted Investments shall be paid to Highwoods promptly upon receipt by the Exchange Agent. Highwoods covenants that it will replace any monies lost through any investments made as contemplated hereunder if required to fund payment of the Merger Consideration, and will reimburse you for all reasonable expenses incurred in connection with the acquisition or liquidation of any Permitted Investment. If at any time or times due to unmatured Permitted Investments there is insufficient cash in the Merger Fund to permit prompt and timely payment to one or more Record Holders, then Highwoods will forthwith cause sufficient additional funds to be deposited into the Merger Fund so as to avoid any delay in such payment(s). Promptly upon the maturity of any Permitted Investment you will reimburse Highwoods any and all such additional amounts previously deposited in the Merger Fund by Highwoods.

Continental Stock Transfer & Trust Company
Attention:  Steven G. Nelson
September 17, 1996
Page 5

                  7. Any portion of the Merger Fund, plus any net profit, interest, or other income due and owing to Highwoods, which remains undistributed to the Record Holders as of the close of business on the day which is the second anniversary of the Effective Time (or if such date is not a business day, on the next succeeding business day) shall be promptly delivered to Highwoods without any further notice or demand. Any Record Holder shall thereafter be instructed to look only to Highwoods for the payment of any Merger Consideration.

                   8. With respect to any of the foregoing, you are to follow the further instructions, directions or advice of Carman Liuzzo, Vice President and Chief Financial Officer of Highwoods, William Wilson, Executive Vice President of Highwoods, and such other officers of Highwoods as notified to you in writing by Highwoods. You may refer to any of the foregoing for specific instructions as to the acceptance or rejection of any Letters of Transmittal which, in your opinion, are not in such form as to permit you to accept them, or any other matters related hereto.

                  9. Highwoods agrees to pay to you fees hereunder, in accordance with the payment schedule attached hereto as Exhibit C within ten business days following receipt of an invoice setting forth all such expenses incurred by you. Highwoods also shall reimburse you for reasonable, properly documented incremental direct out-of-pocket expenses incurred by you in the performance of your duties hereunder, including costs incurred in connection with the acquisition or liquidation of Permitted Investments pursuant to paragraph 6 hereof.

                  10. Highwoods will indemnify, protect and hold you harmless from any and all liability, costs, expenses (including reasonable attorneys' fees), losses or damages resulting from any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document believed by you in good faith to be valid, genuine and sufficient, or in accepting any Letters of Transmittal or in effecting any exchange of Shares for Merger Consideration believed by you in good faith to be duly authorized, or in delaying or refusing in good faith to accept any Shares for exchange or transfer; provided, however, that such indemnity does not extend to, and you shall not be indemnified or

Continental Stock Transfer & Trust Company
Attention:  Steven G. Nelson
September 17, 1996
Page 6

held harmless with respect to, such liabilities, costs, expenses, losses or damages incurred or suffered by you resulting from or arising out of your negligence, bad faith or willful misconduct.

                  11. Highwoods shall have the right in its discretion to remove you as Exchange Agent at any time within the two-year period from the Effective Time upon five business days' prior written notice to you; provided, however, that any such removal shall become effective only upon the appointment of, and acceptance of said appointment by, a successor exchange agent, which successor exchange agent shall be a commercial bank or financial institution that has demonstrable experience as an agent for such proposes as are required hereunder. Any successor exchange agent shall be subject in all material respects to the terms and conditions contained in this Exchange Agent Agreement.

                  12.  Miscellaneous.

                   (i) Notices. All notices or other communications under this Exchange Agent Agreement shall be in writing and shall be given (and shall be deemed to have been fully given upon receipt) by delivery in person, by telecopy (with confirmation of receipt), or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

                  If to Highwoods:

Highwoods Properties, Inc.
3100 Smoketree Court, Suite 700
Raleigh, North Carolina  27604-5001
Attention:  Carmen Liuzzo,
            Chief Financial Officer
Telecopy No.:  (919) 876-2448

With a copy to:

Smith, Helms, Mulliss and
  Moore L.L.P.
2800 Two Hannover Square
Raleigh, North Carolina  27601
Attention:  Brad Markoff, Esq.
Telecopy No.:  (919) 755-8800

Continental Stock Transfer & Trust Company
Attention:  Steven G. Nelson
September 17, 1996
Page 7

                  If to Exchange Agent:

Continental Stock Transfer & Trust Company
2 Broadway
New York, New York  10004
Attention:  Steven G. Nelson
Telecopy No.:  (212) 509-5150



or to such other address as either you or Highwoods may have furnished to the other in writing and in accordance with this clause (i).

                   (ii) Entire Agreement. This Exchange Agent Agreement constitutes the entire agreement between you and Highwoods as to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among us with respect hereto.

                   (iii) Amendment. This Exchange Agent Agreement may not be amended except in a writing duly executed by each of us.


                   (iv) Governing Law. This Exchange Agent Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of Maryland, without giving effect to the provisions thereof relating to conflicts of law.

                   (v) Counterparts. This Exchange Agent Agreement may be executed in counterparts, each of which when executed and delivered shall be an original, but all of which shall together constitute one and the same Exchange Agent Agreement.

Continental Stock Transfer & Trust Company
Attention:  Steven G. Nelson
September 17, 1996
Page 8





                  If the terms of this Exchange Agent Agreement are acceptable, please sign the acknowledgment below and return the enclosed copy by telecopier to Carmen Liuzzo at (919) 876-2448 with hard copies to follow by mail in accordance with the instructions set forth in clause (i) of paragraph 12 hereof.

Very truly yours,




                                         HIGHWOODS PROPERTIES, INC.



                                         By:/s/ Carman J. Liuzzo
                                             Name: Carman J. Liuzzo
                                             Title: Vice President and
                                                Chief Executive Officer



Accepted and agreed to as of date first above written:


CONTINENTAL STOCK TRANSFER & TRUST COMPANY



By: /s/ Steven G. Nelson
         Name: Steven G. Nelson
         Title: Chairman of the Board